SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH
PERIOD ENDED MARCH 31, 2006

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the three-month period ended March 31, 2006 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2005 and the accompanying notes, which were furnished to the United States Securities and Exchange Commission on Form 6-K on March 21, 2006, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the three-month periods ended March 31, 2006 and March 31, 2005 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras’ financial condition and results of operations;

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

  our ability to transfer our financing costs to Petrobras.

We earn income from:

  sales of crude oil and oil products to Petrobras;

  limited sales of crude oil and oil products to affiliates and third parties; and

  the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.
Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.
Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. Before February 2005, we sold crude oil and oil products to Petrobras under terms that allowed for payment up to 270 days from the date of the bill of lading. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005.

Net Income (Loss)

We had a net income of U.S.$18.1 million in the first three months of 2006, as compared to a net loss of U.S.$1.5 million in the first three months of 2005.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 58.5% from U.S.$3,112.6 million in the first three months of 2005 to U.S.$4,934.0 in the first three months of 2006. This increase was primarily due to (1) a 29% increase in the average price of Brent crude oil, from U.S.$47.5 per barrel during the first three months of 2005 to U.S.$61.75 per barrel during the first three months of 2006, (2) a 35.9% increase in the volume of export sales, mainly due to the increase of Petrobras’ domestic production of crude oil and (3) a 29.6% increase in the volume of offshore sales of crude oil and oil products purchased from third parties and affiliates and sold to third parties and affiliates.

Cost of Sales

Cost of sales increased 58.5% from U.S.$3,072.5 million in the first three months of 2005 to U.S.$4,868.8 million in the first three months of 2006. This increase was primarily due to the increase in the average price of Brent crude oil and the increase in export and offshore sales, described above.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 27.0% from U.S.$32.6 million in the first three months of 2005 to U.S.$41.4 million in the first three months of 2006, of which U.S.$37.6 million consisted of shipping expenses due to (1) the increased volume of offshore sales and (2) an average increase in freight rates in the period resulting from changes in international market trends and shipping routes.

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, and investments in marketable securities and other financial instruments. Our financial income increased 26.0% from U.S.$224.7 million in the first three months of 2005 to U.S.$283.1 million in the first three months of

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2006, primarily due to (1) an increase in interest income from short and long-term investments, (2) an increase in loans to related parties, and (3) an increase in the amount of sales to Petrobras made during 2005 compared to 2004, as well as the amount of sales during 2006, resulting in additional financial income due to the financing terms granted to Petrobras and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”).

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 23.8% from U.S.$233.2 million in the first three months of 2005 to U.S.$288.7 million in the first three months of 2006, primarily due to an increase in inter-company loans from Petrobras and due to interest expenses associated with lines of credit.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, the issuance of any debt follows the recommendation by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At March 31, 2006, we had cash and cash equivalents of U.S.$251.7 million, as compared to U.S.$230.7 million at December 31, 2005. This increase in cash was primarily a result of an increase in trade accounts payable to relates parties. Our operating activities used net cash of U.S.$248.3 million in the first three months of 2006, as compared to providing net cash of U.S.$168.0 million in the first three months of 2005, primarily as a result of an increase in trade accounts receivable from Petrobras, as a result of an increase in the average price of Brent crude oil, and due to the increase in export and offshore sales. Our investing activities provided net cash of U.S.$239.2 million in the first three months of 2006, as compared to using net cash of U.S.$415.1 million in the first three months of 2005, primarily as a result of a reduction of investments in marketable securities. Our financing activities provided net cash of U.S.$30.1 million in the first three months of 2006, as compared to providing net cash of U.S.$464.7 million in the first three months of 2005, primarily as a result of an increase in principal payments of long-term debt, due to Petrobras Finance Limited’s prepayment of the Senior Trust Certificates related to the first tranche of the export prepayment program.

Accounts Receivable

Accounts receivable from related parties increased 11.4% from U.S.$8,681.1 million at December 31, 2005 to U.S.$9,667.0 million at March 31, 2006, primarily as a result of an increase in the average price of Brent crude oil and due to the increase in export and offshore sales, and, to a lesser extent, due to a 5.1% increase in the volume of sales to Petrobras.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at March 31, 2006 in irrevocable letters of credit was U.S.$269.9 million, as compared to U.S.$369.5 million at December 31, 2005. Considering only the issuance of irrevocable letters of credit supporting oil imports, our outstanding position at March 31, 2006 was U.S.$201.0 million, as compared to U.S.$300.6 million at December 31, 2005. At March 31, 2006, we had accessed U.S.$450.8million in lines of

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credit, including the current portion of long-term lines of credit, as compared to U.S.$493.6 million accessed at December 31, 2005. The weighted average annual interest rate on these short-term borrowings was 7.7% at March 31, 2006, as compared to 5.0% at December 31, 2005. At March 31, 2006, we had utilized all the proceeds from lines of credit for the purchase of imports.

The short-term portion of our notes payable to related parties, which are principally composed of notes payable to Petrobras, increased 9.8% from U.S.$4,346.1 million at December 31, 2005 to U.S.$4,769.9 million at March 31, 2006, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

Our long-term loans from Petrobras increased from U.S.$3,734.1 million at December 31, 2005 to U.S.$3,778.7 million at March 31, 2006, with interest rates ranging from 4.9% to 5.8% and due 2010.

At March 31, 2006, we had outstanding U.S.$1,192.5 million in long-term lines of credit due between 2007 and 2017, as compared to U.S.$1,194.7 million at December 31, 2005. We also had outstanding:

  U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011.

  U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$724.5 million, with an interest rate of 4.79%.

  U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. On April 1, 2006, the noteholders had the right to exercise a put option and require us to repurchase the notes, in whole or in part, at par value. Noteholders have not exercised this put option. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$210.9 million of these Notes.

  U.S.$2,115.3 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, we issued an additional U.S.$600 million of Global Notes due 2014. The notes bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

  U.S.$663.2 million (U.S.$64.3 million current portion) in connection with Petrobras’ exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in our consolidated financial statements, and thus U.S.$150 million has been reduced from the “current portion of long term debt” and from the “long-term debt” liability caption with respect to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”

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On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of U.S.$330.3 million related to the export prepayment program.

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of U.S.$333.9 million.

A portfolio of an investment fund, operated exclusively for us, holds certain PIFCo and Petrobras group securities, among its other investments. These repurchased securities are considered to be extinguished and thus reduced our short and long term financing balance by U.S.$210.9 million at March 31, 2006. PIFCo has not recognized losses on extinguishment of debt during the period ended March 31, 2006.

At March 31, 2006, the Company had available standby committed facilities in the amount of U.S.$675.0 million which are not specific as to use requirements. PIFCo has no drawndown amounts related to these facilities and has not scheduled a date for the drawdown.

The following table sets forth the sources of our current and long-term debt at March 31, 2006 and December 31, 2005:

CURRENT AND LONG-TERM DEBT

	March 31, 2006		December 31, 2005

	(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$450.8	U.S.$1,192.5	U.S.$493.6	U.S.$1,194.7
Senior notes	538.3	1,050.0	53.5	1,550.0
Global Step-up Notes	-	400.0	9.0	400.0
Global Notes	46.8	2,113.1	26.3	2,115.3
Sale of right to future receivables	68.0	663.2	567.4	679.4
Senior exchangeable notes	7.7	329.9	3.7	329.9
Assets related to export prepayment
to be offset against sales of rights
to future receivables	-	(150.0)	(150.0)	(150.0)
Repurchased securities	-	(210.9)	(4.7)	(210.9)

	U.S.$1,111.6	U.S.$5,387.8	U.S.$998.8	U.S.$5,908.4

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The following table sets forth the sources of our capital markets debt outstanding at March 31, 2006:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount
(in millions of U.S. dollars)

9.125% Senior Notes due 2007(2)	U.S.$500
4.750% Senior Exchangeable Notes due 2007(3)	330
9.875% Senior Notes due 2008(2)	450
9.750% Senior Notes due 2011(2)	600
3.748% Senior Trust Certificates due 2013(4)	147
6.436% Senior Trust Certificates due 2015(4)	366
Global Step-up Notes due 2008(5)	400
9.125% Global Notes due 2013(2)	750
8.375% Global Notes due 2018(2)	750
7.750% Global Notes due 2014(2)	600

Total	U.S.$5,321

_________________
(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)	Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A
(4)	Issued in connection with Petrobras’ exports prepayment program.
(5)
The Global Step-up Notes bore interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006, and bears interest at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$210.9 million.

Off Balance Sheet Arrangements

At March 31, 2006, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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CONSOLIDATED FINANCIAL
STATEMENTS

PETROBRAS
INTERNATIONAL
FINANCE COMPANY
(A wholly-owned subsidiary of
PETRÓLEO BRASILEIRO S.A. –
PETROBRAS)

March 31, 2006 and 2005 together with
Report of Independent Registered Public
Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of
Petrobras International Finance Company

We have reviewed the accompanying condensed consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY (and subsidiaries) as of March 31, 2006, the related condensed consolidated statements of operations, cash flows and changes in stockholders’ equity for the three-month period ended March 31, 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity accounting principles generally accepted in the United States.

The consolidated financial statements of the PETROBRAS INTERNATIONAL FINANCE COMPANY as of and for the year ended December 31, 2005, were audited by other Independent Registered Public Accounting Firm whose report dated February 14, 2006, expressed an unqualified opinion on those consolidated financial statements.  Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005.   Additionally, the condensed consolidated statements of operations, cash flows and changes in stockholders’ equity for the three-month period ended March 31, 2005 were reviewed by other independent accountants, who issued an unqualified review report dated June 02, 2005. These condensed consolidated financial statements were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assur ance on them.

KPMG Auditores Independentes

Rio de Janeiro, RJ
June 13, 2006

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS (In thousands of US dollars)

Assets	March 31, 2006	December 31, 2005
	(Unaudited)
Current assets
Cash and cash equivalents	251,745	230,745
Marketable securities	96,515	82,923
Trade accounts receivable
Related parties	9,667,032	8,681,075
Others	374,864	212,703
Notes receivable - related parties	3,711,024	3,329,336
Inventories	208,916	195,935
Export prepayments - related parties	169,368	414,505
Restricted deposits for guarantees and others	85,880	94,700

	14,565,344	13,241,922

Property and equipment	375	384

Other assets
Marketable securities	1,568,309	2,165,718
Notes receivable - related parties	578,333	579,960
Export prepayment - related parties	513,245	529,420
Restricted deposits for guarantees and prepaid expenses	222,965	231,544

	2,882,852	3,506,642

Total assets	17,448,571	16,748,948

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS (Continued) (In thousands of US dollars, except for number of shares and per share amounts)

Liabilities and stockholder’ equity	March 31, 2006	December 31, 2005
	(Unaudited)
Current liabilities
Trade accounts payable
Related parties	1,226,445	950,732
Others	944,429	616,076
Notes payable - related parties	4,769,900	4,346,139
Short-term financing	344,790	339,503
Current portion of long-term debt	657,818	551,628
Accrued interest	108,961	107,710
Unearned income - related parties	196,966	176,481
Other current liabilities	6,691	10,169

	8,256,000	7,098,438

Long-term liabilities
Long-term debt	5,387,782	5,908,416
Notes payable - related parties	3,778,658	3,734,112

	9,166,440	9,642,528

Stockholder’s equity
Shares authorized and issued
Common stock - 2006 and 2005 - 50,000 shares,
par value US$ 1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(147,845)	(165,994)

	26,131	7,982

Total liabilities and stockholder’s equity	17,448,571	16,748,948

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of US dollars) (Unaudited)

	Three-month period ended March 31,

	2006	2005

Sales of crude oil, oil products and services
Related parties	3,713,301	2,568,906
Others	1,220,720	543,692

	4,934,021	3,112,598

Operating expenses:
Cost of sales
Related parties	(2,067,205)	(1,393,045)
Others	(2,801,587)	(1,679,413)
Selling, general and administrative expenses
Related parties	(19,617)	(16,586)
Others	(21,799)	(15,988)

	(4,910,208)	(3,105,032)

Operating income	23,813	7,566

Financial income
Related parties	199,696	165,515
Others	83,365	59,133

	283,061	224,648
Financial expense
Related parties	(123,435)	(87,950)
Others	(165,290)	(145,299)

	(288,725)	(233,249)
Other expense, net
Others	-	(486)

		(486)
Net income (loss) for the period	18,149	(1,521)

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (In thousands of US dollars) (Unaudited)

	Three-month period ended
	March 31,

	2006	2005

Common stock	50	50

Additional paid in capital
Balance at January 1	173,926	173,926

Balance at end of the period	173,926	173,926

Accumulated deficit
Balance at January 1	(165,994)	(138,238)
Net income (loss) for the period	18,149	(1,521)

Balance at end of period	(147,845)	(139,759)

Total stockholders’ equity	26,131	34,217

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of US dollars) (Unaudited)

	Three-month period ended
	March 31,

	2006	2005

Cash flows from operating activities
Net income (loss) for the period	18,149	(1,521)
Adjustments to reconcile net (loss) to net cash
used in operations
Depreciation, deferred financing and debt amortization	4,733	747
Decrease (increase) in assets
Trade accounts receivable
Related parties	(985,957)	(273,596)
Others	(162,161)	(59,899)
Export prepayments - related parties	261,312	36,574
Other assets	(37,948)	(2,522)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	275,713	495,625
Others	328,353	(64,333)
Other liabilities	49,530	36,937

Net cash (used in) provided by operating activities	(248,276)	168,012

Cash flows from investing activities
Marketable securities, net	583,817	(45,287)
Issuance of notes receivable - related parties	(938,302)	(816,041)
Collection of principal on notes receivable - related parties	593,664	446,235
Property and equipment	(27)	(4)

Net cash provided by (used in) investing activities	239,152	(415,097)

Cash flows from financing activities
Short-term financing, net of issuance and repayments	5,286	37,276
Proceeds from issuance of long-term debt	-	150,000
Principal payments of long - term debt	(412,198)	(63,971)
Proceeds from short term loans - related parties	3,087,738	2,823,967
Principal payments of short term loans - related parties	(2,650,702)	(2,482,598)

Net cash provided by financing activities	30,124	464,674

Increase in cash and cash equivalents	21,000	217,589
Cash and cash equivalents at beginning of the period	230,745	1,107,284

Cash and cash equivalents at end of the period	251,745	1,324,873

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (In thousands of US dollars, except as otherwise indicated) (Unaudited)

1.	The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables. Certain of the sales were through subsidiaries of Petrobras.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In thousands of US dollars, except as otherwise indicated) (Unaudited)

1.	The Company and its Operations (Continued)

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

2.	Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and the notes thereto.

The consolidated financial statements as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

a.	Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the consolidated statement of operations as financial expense or income.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In thousands of US dollars, except as otherwise indicated) (Unaudited)

2.	Basis of Financial Statement Presentation (Continued)

	b.	Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. The changes in the market value of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statement of operations as financial income or expense in each reporting period.

PIFCo holds a purchased put option that allows the holder to sell a floating number of crude oil volumes at a minimum floor price of US$14/barrel. Such option serves as an economic hedge on related future sales of receivables under the structured finance export prepayment program, the intent of which is to assure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. This option has no intrinsic value and immaterial time value at March 31, 2006, and therefore does not have a material effect on the Company’s results of operations or financial position.

3.	Cash and Cash Equivalents

	March 31,	December 31,
	2006	2005

Cash and banks	18,346	6,242
Time deposits and short term investment funds	233,399	224,503

	251,745	230,745

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In thousands of US dollars, except as otherwise indicated) (Unaudited)

4.	Marketable Securities
				Total
			Interest	March 31,	December 31,
	Security	Maturity	rate	2006 (*)	2005 (*)

Available for Sale (***)	CLEP (**)	2014	8%	1,214,693	1,888,498
Available for Sale (***)	MARLIM (**)	2011	12.25%	303,278	277,220
Held to Maturity	MEXILHÃO (**)	2007	5.40%	13,084	-
Held to Maturity	PDET (**)	2007	5.40%	50,338	-
Available for Sale (***)	Various third
	parties			25,211	25,189
Trading	Various third
	parties			58,220	57,734

				1,664,824	2,248,641

Less: Current balances				(96,515)	(82,923)
				1,568,309	2,165,718

(*)	The balances include interest and principal.

(**)
PETROBRAS group companies, including consolidated subsidiaries and non-consolidated PETROBRAS affiliates, and other consolidated special purposes companies established to support PETROBRAS infrastructure projects. Securities held by the fund respective to the group companies are not US exchange traded securities.

(***)
Other comprehensive income (OCI) amounts related to the securities classified as available for sale in accordance with FAS 115 are diminimus at March 31, 2006 and 2005, and are thus not presented in a separate statement of OCI, such amounts are included in the consolidated statement of operations as Financial income or expense.

5.	Inventories

		March 31,	December 31,
		2006	2005

	Products
	Crude oil	82,466	51,701
	Fuel oil	98,880	80,249
	GLP	10,414	45,716
	Other	17,156	18,269

		208,916	195,935

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In thousands of US dollars, except as otherwise indicated) (Unaudited)

6. Related Parties

	PETROLEO BRASILEIRO S.A - PETROBRAS	PETROBRAS INTERNATIONAL BRASPETRO B.V. - PIB.B.V. and its subsidiaries	DOWNSTREAM PARTICIPACOES S.A. and its subsidiaries	BRASPETRO OIL SERVICES - BRASOIL and its Subsidiaries	BRASPETRO OIL COMPANY - BOC	CLEP	PNBV and its subsidiaries	TERMOBAHIA (vi)	MARLIM	Others	March 31, 2006	December 31, 2005

Current assets
Marketable securities										13,084	13,084	-
Accounts receivable, principally for sales (i)	8,679,885	559,607	427,392							148	9,667,032	8,681,075
Notes receivable		1,507,500		19,632	224,922		1,958,460	510			3,711,024	3,329,336
Export prepayment	169,368										169,368	414,505
Others								1,453			1,453	1,453

Other assets
Marketable securities						1,214,693			303,278	50,338	1,568,309	2,165,718
Notes receivable		537,239						41,094			578,333	579,960
Export prepayment	513,245										513,245	529,420

Current liabilities
Trade accounts payable	1,108,250	88,092	16,124							13,979	1,226,445	950,732
Notes payable (ii)	4,769,900										4,769,900	4,346,139
Unearned income	192,812		4,154								196,966	176,481

Long-term liabilities
Notes payable (iii)	3,778,658										3,778,658	3,734,112

											For the three months ended

Consolidated Statement of operations											March 31, 2006	March 31, 2005

Sales of crude oil and oil products and services	2,140,640	1,154,056	418,605								3,713,301	2,568,906
Purchases (iv)	(1,589,118)	(303,309)	(42,678)							(132,100)	(2,067,205)	(1,393,045)
Selling, general and administrative expense	(19,265)	(352)									(19,617)	(16,586)
Financial income	127,364	27,516	6,101	344	4,037		33,658	676			199,696	165,515
Financial expense	(123,435)										(123,435)	(87,950)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges incurred during the extended payment period. The transactions were realized to support the financial and operational strategy of the Company's Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on 180 day basis.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In thousands of US dollars, except as otherwise indicated) (Unaudited)

(iii)
Long Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.9% to 5.8%. The transaction extended the financing terms respective to certain short-term notes payable creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

(iv)	Purchases from related parties are presented in the cost of sales section of the consolidated statement of operations.

(v)
Certain affiliates of PIFCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these consolidated financial statements.

(vi)
On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PIFCo paid to Blade US$ 1,453, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$ 38,185, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. Petrobras has the intention of finding a strategic partner within one year time frame to purchase the Termobahia equity interest and related loan.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In thousands of US dollars, except as otherwise indicated) (Unaudited)

7.	Financing
		March 31, 2006		December 31, 2005

		Current	Long-term	Current	Long-term

	Financial institutions	450,771	1,192,500	493,550	1,194,750
	Senior notes	538,316	1,050,000	53,525	1,550,000
	Global notes	46,771	2,113,054	26,326	2,115,263
	Senior exchangeable notes	7,662	329,940	3,744	329,940
	Global step-up notes	-	400,000	9,000	400,000
	Sale of rights to future receivables (iii)	68,049	663,245	567,377	679,420
	Assets related to export prepayment to be offset against
	sales of rights to future receivables (ii)	-	(150,000)	(150,000)	(150,000)
	Repurchased securities (i)	-	(210,957)	(4,681)	(210,957)

		1,111,569	5,387,782	998,841	5,908,416

	Financing	344,790	5,387,782	339,503	5,908,416
	Current portion of long term debt	657,818	-	551,628	-
	Accrued interest	108,961	-	107,710	-

		1,111,569	5,387,782	998,841	5,908,416

(i)
On March 31, 2006 and December 31, 2005, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$210,957. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest, which comprise the current portion at the respective date, have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of March 31, 2006 and December 31, 2005, the outstanding balance of net premiums on reissuances amounted to US$16,444 and US$18,464, respectively. PIFCo does not recognized losses on extinguishment of debt during the period ended March 31, 2006 and recognized US$4,002 during the period ended March 31, 2005.

(ii)
In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(iii)
On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$330,290 related to the export prepayment program.

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of US$333,860.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In thousands of US dollars, except as otherwise indicated) (Unaudited)

7.	Financing (Continued) Long-term maturities
		March 31,
		2006

	2007	536,804
	2008	1,037,373
	2009	217,218
	2010	328,238
	2011	690,308
	Thereafter	2,577,841

		5,387,782

8.	Commitments and Contingencies

	(a)	Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 274,792 barrels of crude oil and oil products per day at market prices.

	(b)	Purchase Option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PIFCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES (A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In thousands of US dollars, except as otherwise indicated) (Unaudited)

8.	Commitments and Contingencies (Continued)

In relation to P-47, PIFCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans Agreement

The Company had available standby committed facilities in the amount of US$675,000, which are not specified as to use requirements. PIFCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.